SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               PRIMARK COPORATION
                            (Name of Subject Company)

                         MARQUEE ACQUISITION CORPORATION
                             THE THOMSON CORPORATION
                                    [Offerer]
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)


                                    741903108
                      (CUSIP Number of Class of Securities)


                             Michael S. Harris, Esq.
                             The Thomson Corporation
                        Metro Center at One Station Place
                           Stamford, Connecticut 06902
                                 (203) 969-8700
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)



                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation                                 Amount of Filing Fee
--------------------------------------------------------------------------------
        Not Applicable                                        Not Applicable
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[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        Filing Party:
                        --------------------                --------------------
Form or Registration No.:                      Date Filed:
                          ------------------              ----------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  EXHIBIT INDEX

Exhibit
  No.    Description
-------  -----------

99.1 Joint Press Release issued by The Thomson Corporation and Primark Corporation on June 5, 2000

99.2     Memorandum to employees of Thomson from Dick Harrington, dated June 5,
         2000

99.3 Memorandum to employees of Thomson Financial from Pat Tierney and Sharon Rowlands, dated June 5, 2000

99.4     Thomson script for analyst conference call, held on June 5, 2000

99.5     Announcement of analyst conference call, issued by Thomson on June 5,
         2000

99.6 Memo to employees of Primark Corporation from Joe Kasputys, dated June 5, 2000